Afya Limited Announces Third Quarter and Nine Months 2025 Financial Results

Impressive Adjusted EBITDA Margin Expansion

and Cash Generation

Full Year 2025 Guidance Reaffirmed

Belo Horizonte, Brazil, November 12, 2025 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and medical practice solutions provider in Brazil, reported today its financial and operating results for the three and nine-month period, which ended September 30, 2025 (third quarter 2025). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

Third Quarter 2025 Highlights

▪	3Q25 Revenue increased 10.4% YoY to R$928.5 million. Revenue excluding acquisitions increased 10.1%, reaching R$926.2 million.
▪	3Q25 Adjusted EBITDA increased 14.6% YoY, reaching R$398.9 million, with an Adjusted EBITDA Margin of 43.0%. Adjusted EBITDA Margin increased 160 bps YoY. Adjusted EBITDA excluding acquisitions grew 15.2%, reaching R$400.7 million, with an Adjusted EBITDA Margin of 43.3%.
▪	3Q25 Net Income increased 28.4% YoY, reaching R$159.4 million, and Adjusted Net Income increased 16.5% YoY, reaching R$192.7 million. Basic EPS growth was 28.5% in the same period.

Nine Months 2025 Highlights

▪	9M25 Revenue increased 13.4% YoY to R$2,784.3 million. Revenue excluding acquisitions grew 9.8%, reaching R$2,696.7 million.
▪	9M25 Adjusted EBITDA increased 18.5% YoY reaching R$1,291.7 million, with an Adjusted EBITDA Margin of 46.4%. Adjusted EBITDA Margin increased 200 bps YoY. Adjusted EBITDA excluding acquisitions grew 13.8%, reaching R$1,239.9 million, with an Adjusted EBITDA Margin of 46.0%.
▪	9M25 Net Income increased 19.9% YoY, reaching R$593.0 million, and Adjusted Net Income increased 11.1% YoY, reaching R$696.0 million. Basic EPS growth was 19.7% in the same period.
▪	Operating Cash Conversion ratio of 101.5%, with a solid cash position of R$ 996.8 million.
▪	~304 thousand users in Afya’s ecosystem.
Table 1: Financial Highlights
	For the three months period ended September 30,					For the nine months period ended September 30,
(in thousand of R$)	2025	2025 Ex Acquisitions*	2024	% Chg	% Chg Ex Acquisitions	2025	2025 Ex Acquisitions*	2024	% Chg	% Chg Ex Acquisitions
(a) Revenue	928,505	926,179	841,185	10.4%	10.1%	2,784,265	2,696,721	2,455,314	13.4%	9.8%
(b) Adjusted EBITDA [2]	398,917	400,720	347,949	14.6%	15.2%	1,291,732	1,239,908	1,089,628	18.5%	13.8%
(c) = (b)/(a) Adjusted EBITDA Margin	43.0%	43.3%	41.4%	160 bps	190 bps	46.4%	46.0%	44.4%	200 bps	160 bps
Net income	159,420	-	124,142	28.4%	-	592,999	-	494,641	19.9%	-
Adjusted Net income	192,694	-	165,372	16.5%	-	696,002	-	626,683	11.1%	-
*For the three months period ended September 30, 2025, "2025 Ex Acquisitions" excludes: FUNIC (July to September, 2025; Closing of FUNIC was in May 2025).
*For the nine months period ended September 30, 2025, "2025 Ex Acquisitions" excludes: UNIDOM (January to June, 2025; Closing of UNIDOM was in July 2024), and FUNIC (May to September, 2025; Closing of FUNIC was in May 2025).
(2) See more information on "Non-GAAP Financial Measures" (Item 08).

Message from Management

This quarter demonstrates once again Afya’s ability to combine transformation with financial discipline. We advanced in initiatives that strengthen our ecosystem, and accelerate innovation, while maintaining a prudent approach to capital allocation. These achievements reinforce our confidence in the strategy and our capacity to deliver sustainable growth and long-term value for all stakeholders. We saw steady advances across our three segments, reflecting our commitment to integrate education and medical practice solutions throughout the medical journey.

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In Undergraduate, we concluded another intake cycle, ensuring full occupancy across all our medical schools, which reinforces Afya’s differentials and the ability to attract and retain top candidates nationwide. This approach ensures consistency in admissions, strengthens our brand positioning, and optimizes operational efficiency.

In Continuing Education, we sustained impressive growth in B2B Revenue, while strengthening the graduate journey. In Medical Practice Solutions we achieved a notable increase in active payers within Clinical Management, reinforcing the value of our solutions in supporting physicians' daily practice. Our ecosystem continues to enhance learning outcomes and employability, strengthening our reputation within the medical community.

We advanced AI-enabled enhancements to Afya Whitebook, iClinic and ReceitaPro further supporting clinical productivity and evidence-based decision-making at the point of care. In parallel, we launched Instituto Afya, aligned with the UN 2030 Agenda to address chronic disease challenges. Together, these initiatives strengthen our ecosystem and support long-term value creation.

During October, we took coordinated actions to strengthen our capital structure. We issued commercial notes totaling R$1.5 billion in two series, maturing in 2028 and 2030, with interest rates of CDI+0.70% and CDI+0.85% per year, respectively. Using the proceeds, we repurchased all 150,000 Series A perpetual convertible preferred shares from SoftBank for R$831.6 million and fully repaid R$500 million related to Afya Participações first debenture issuance. These actions extend debt duration, and reinforce our disciplined approach to capital management.

Looking ahead, we remain confident in our ability to keep delivering sustainable growth. Our integrated ecosystem, operational excellence and innovation agenda position Afya to execute with quality and consistency. We reaffirm our 2025 guidance and are proud of the progress achieved so far - energized by the opportunities ahead as we continue to transform the medical journey and physician career success in Brazil.

1.	Key Events in the Quarter
▪	On August 13, 2025, the Company’s board of directors approved a new share repurchase program. Afya may repurchase up to 4,000,000 of its outstanding Class A common shares, in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning from August 15, 2025 until the early of the completion of the repurchase or December 31, 2026, depending upon market conditions.

The share purchases may be made from time to time through open-market transactions and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory, and other relevant factors. The share repurchase program will take place in accordance with the conditions established by the Board of Directors. Afya intends to repurchase the shares for use in its stock option program, consideration in futures business combinations transactions and general corporate purposes.

2.	Subsequent Events
▪	On October 15, 2025, Afya Brazil issued commercial notes for private placement ("Commercial Notes”), sold to Opea Securitizadora S.A. ("Opea”), a Brazilian securitization corporation pursuant to Section 45 of Brazilian Law No. 14,195/2021, as amended. Opea issued a debenture backed by the Commercial Notes on the same terms and conditions.

The aggregate principal amount of the Commercial Notes is R$1,500,000, divided into two series, the first of which in the aggregate amount of R$500,000 ("First Series”) and the second in the aggregate amount of R$1,000,000 ("Second Series”). The First Series will mature on October 15, 2028 and the Second Series will mature on October 15, 2030.

The interest rate applicable to the First Series and Second Series will be equal to CDI plus a spread of 0.70% and 0.85% per year, respectively, based on 252 business days.

The Commercial Notes are subject to certain obligations including financial covenants, and the Company shall maintain net debt (excluding lease liabilities) to adjusted EBITDA ratio below or equal to 3.0 x, at the end of each fiscal year, until maturity date, applicable from December 31, 2025 and thereafter. Adjusted EBITDA considers net income plus (i) income taxes expenses, (ii) net financial result (excluding interest expenses on lease liabilities), (iii) depreciation and amortization expenses (excluding right-of-use assets depreciation expenses), (iv) share-based compensation expenses, (v) share of income of associate, (vi) interest received and (vii) non-recurring expenses.

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The Commercial Notes has sureties provided by the following subsidiaries of the Company: Unigranrio, IESP and DelRey.

▪	On October 22, 2025, Afya Brazil fully repaid the aggregate outstanding amount related to the first issuance of debentures originally issued on December 16, 2022. The debentures were issued with a final maturity date of January 15, 2028, with the principal to be amortized in two equal installments payable on January 15, 2027, and January 15, 2028.
▪	On November 3, 2025, the Company repurchased all 150,000 Series A perpetual convertible preferred shares of a nominal or par value of US$0.00005 each in the capital of the Company ("Series A Preferred Shares") for an aggregate purchase price of R$831,600, following the Share Repurchase Agreement with SBLA Holdco LLC, an affiliate of Softbank. All repurchased Series A Preferred Shares were cancelled by the Company.
▪	On November 7, 2025, MEC authorized the increase of 100 medical school seats of ITPAC Porto located in the city of Bragança, State of Pará. With this authorization, Afya reaches 150 medical school seats on this campus, and 3,753 total approved medical school seats.

3.	2025 Guidance

The Company is reaffirming its guidance for 2025, as defined in the following table, which considers the successful acceptance of new students for the second semester of 2025:

Guidance for 2025
Revenue	R$ 3,670 mn ≤ ∆ ≤ R$ 3,770 mn
Adjusted EBITDA	R$ 1,620 mn ≤ ∆ ≤ R$ 1,720 mn
CAPEX [1]	R$ 250 mn ≤ ∆ ≤ R$ 290 mn
(1) Excludes the license CAPEX related to the acquisition of FUNIC.

4.	3Q25 Overview

Segment Information

The Company has three reportable segments as follows:

Undergraduate, which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs.

Continuing education, which provides medical education (including residency preparation programs, specialization test preparation and other medical capabilities), specialization and graduate courses in medicine, delivered through digital and in-person content; and

Medical Practice Solutions, which provides clinical decision, clinical management and doctor-patient relationships for physicians and provides access, demand and efficiency for the healthcare players.

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Key Revenue Drivers – Undergraduate Programs

Table 2: Key Revenue Drivers	Nine months period ended September 30,
	2025	2024	% Chg
Undergraduate Programs
MEDICAL SCHOOL
Approved Seats	3,653	3,593	1.7%
Operating Seats [1]	3,603	3,543	1.7%
Total Students (end of period)	25,706	24,234	6.1%
Average Total Students	25,773	23,168	11.2%
Average Total Students (ex-Acquisitions)*	24,683	23,168	6.5%
Revenue (Total - R$ '000)	2,112,619	1,843,545	14.6%
Revenue (ex- Acquisitions* - R$ '000)	2,030,656	1,843,545	10.1%
Medical School Net Avg. Ticket (ex- Acquisitions* - R$/month)	9,141	8,841	3.4%
UNDERGRADUATE HEALTH SCIENCE
Total Students (end of period)	26,980	25,950	4.0%
Average Total Students	26,276	25,028	5.0%
Average Total Students (ex-Acquisitions)*	25,757	25,028	2.9%
Revenue (Total - R$ '000)	193,656	177,053	9.4%
Revenue (ex- Acquisitions* - R$ '000)	191,520	177,053	8.2%
OTHER EX- HEALTH UNDERGRADUATE
Total Students (end of period)	35,074	27,855	25.9%
Average Total Students	34,386	27,745	23.9%
Average Total Students (ex-Acquisitions)*	33,409	27,745	20.4%
Revenue (Total - R$ '000)	152,938	135,296	13.0%
Revenue (ex- Acquisitions* - R$ '000)	149,493	135,296	10.5%
Total Revenue
Revenue (Total - R$ '000)	2,459,213	2,155,895	14.1%
Revenue (ex- Acquisitions* - R$ '000)	2,371,669	2,155,895	10.0%
*For the nine months period ended September 30, 2025, "2025 Ex Acquisitions" excludes: UNIDOM (January to June, 2025; Closing of UNIDOM was in July 2024), and FUNIC (May to September, 2025; Closing of FUNIC was in May 2025).
(1) The difference between approved and operating seats refers to Cametá, a campus that is still pre-operational.

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Key Revenue Drivers – Continuing Education

Table 3: Key Revenue Drivers	Nine months period ended September 30,
	2025	2024	% Chg
Continuing Education
Total Studends (end of period)[1]
Residency Journey - Business to Physicians B2P	9,969	15,678	-36.4%
Graduate Journey - Business to Physicians B2P	9,180	7,293	25.9%
Other Courses - B2P and B2B Offerings	31,168	29,780	4.7%
Total Students (end of period)	50,317	52,751	-4.6%
Revenue (R$ '000)
Business to Physicians - B2P	186,625	175,002	6.6%
Business to Business - B2B	20,993	12,730	64.9%
Total Revenue	207,618	187,731	10.6%
(1) The figure above does not contemplate intercompany transactions

Key Revenue – Medical Practice Solutions

Table 4: Key Revenue Drivers	Nine months period ended September 30,
	2025	2024	% Chg
Medical Practice Solutions
Active Payers (end of period)
Clinical Decision	157,963	166,780	-5.3%
Clinical Management	37,523	33,503	12.0%
Total Active Payers (end of period)	195,486	200,283	-2.4%
Monthly Active Users (MaU)
Total Monthly Active Users (MaU)	227,941	248,775	-8.4%
Revenue (R$ '000)[1]
Business to Physicians - B2P	114,081	102,812	11.0%
Business to Business - B2B	14,111	14,478	-2.5%
Total Revenue	128,193	117,290	9.3%
(1) Revenue from 'Shosp', the clinical management software, was reclassified from B2B to B2P.

Key Operational Drivers – Users Positively Impacted by Afya

The Users Positively Impacted by Afya represents the total number of medical students from the Undergraduate segment, students from the Continuing Education and users from Medical Practice Solutions. For the third quarter of 2025, Afya’s ecosystem reached 303,964 users.

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Table 5: Key Revenue Drivers	Nine months period ended September 30,
	2025	2024	% Chg
Users Positively Impacted by Afya [1]
Undergraduate (Total Medical School Students - End of Period)	25,706	24,234	6.1%
Continuing Education (Total Students - End of Period)	50,317	52,751	-4.6%
Medical Practice Solutions (Monthly Active Users)	227,941	248,775	-8.4%
Ecosystem Outreach	303,964	325,760	-6.7%
(1) Ecosystem outreach does not contemplate intercompany figures. Note that there may be overlap in student numbers within the data.

Seasonality of Operations

Undergraduate tuition revenues are related to the intake process, and monthly tuition fees charged to students and do not significantly fluctuate during each semester.

Continuing education revenues are mostly related to: (i) monthly intakes and tuition fees on medical education, which do not have a considerable concentration in any period; (ii) Residency journey product revenues, derived from e-books transferred at a point of time, which are concentrated at in the first and last quarter of the year due to the enrollments.

Medical Practice Solutions are comprised mainly of Afya Whitebook and Afya iClinic revenues, which do not have significant fluctuations regarding seasonality.

Revenue

Revenue for the third quarter of 2025 was R$928.5 million, an increase of 10.4% over the same period in the prior year. For the nine-month period ended September 30, 2025, Revenue was R$2,784.3 million, reflecting a 13.4% increase over the same period of last year. Excluding acquisitions, Revenue in the third quarter increased by 10.1% YoY to R$926.2 million. For the nine-month period ended September 30, 2025, excluding acquisitions, Revenue was R$2,696.7 million, reflecting a 9.8% increase over the same period of last year.

The quarter revenue growth was mainly driven by (a) Undergraduate, higher tickets in medicine courses, the maturation of medical school seats and the acquisition of FUNIC; (b) Continuing Education, expansion in Graduate Journey students, increasing the average ticket per student across the segment; and (c) Medical Practice Solutions, which delivered growth primarily due to an expansion in Clinical Management active payers and a more favorable product mix.

Table 6: Revenue & Revenue Mix
(in thousands of R$)	For the three months period ended September 30,					For the nine months period ended September 30,
	2025	2025 Ex Acquisitions*	2024	% Chg	% Chg Ex Acquisitions	2025	2025 Ex Acquisitions*	2024	% Chg	% Chg Ex Acquisitions
Revenue Mix
Undergraduate	817,712	815,386	741,729	10.2%	9.9%	2,459,213	2,371,669	2,155,895	14.1%	10.0%
Continuing Education	70,098	70,098	60,225	16.4%	16.4%	207,618	207,618	187,731	10.6%	10.6%
Medical Practice Solutions	44,189	44,189	40,436	9.3%	9.3%	128,193	128,193	117,290	9.3%	9.3%
Inter-segment transactions	(3,494)	(3,494)	(1,205)	190.0%	190.0%	(10,759)	(10,759)	(5,602)	92.1%	92.1%
Total Reported Revenue	928,505	926,179	841,185	10.4%	10.1%	2,784,265	2,696,721	2,455,314	13.4%	9.8%
*For the three months period ended September 30, 2025, "2025 Ex Acquisitions" excludes: FUNIC (July to September, 2025; Closing of FUNIC was in May 2025).
*For the nine months period ended September 30, 2025, "2025 Ex Acquisitions" excludes: UNIDOM (January to June, 2025; Closing of UNIDOM was in July 2024), and FUNIC (May to September, 2025; Closing of FUNIC was in May 2025).

Adjusted EBITDA

Adjusted EBITDA for the third quarter of 2025 increased by 14.6% to R$398.9 million, up from R$347.9 million in the same period of the prior year, with the Adjusted EBITDA Margin rising by 160 basis points to 43.0%. For the nine-month period ended September 30, 2025, Adjusted EBITDA was R$1,291.7 million, an increase of 18.5% over the same period of the prior year, accompanied by an Adjusted EBITDA Margin increase of 200 basis points in the same period.

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The increase in Adjusted EBITDA Margin was mainly driven by: (a) higher gross margin in the Undergraduate and Continuing Education segments; (b) restructuring initiatives within Continuing Education and Medical Practice Solutions; and (c) improved efficiency in Selling, General, and administrative expenses.

Table 7: Reconciliation between Adjusted EBITDA and Net Income

(in thousands of R$)	For the three months period ended September 30,			For the nine months period ended September 30,
	2025	2024	% Chg	2025	2024	% Chg
Net income	159,420	124,142	28.4%	592,999	494,641	19.9%
Net financial result	99,583	99,844	-0.3%	289,386	242,761	19.2%
Income taxes expense	21,221	12,432	70.7%	63,470	26,388	140.5%
Depreciation and amortization	94,657	85,828	10.3%	281,110	249,135	12.8%
Interest received [1]	15,179	13,945	8.8%	39,921	34,979	14.1%
Income share associate	(2,791)	(2,526)	10.5%	(10,667)	(9,726)	9.7%
Share-based compensation	4,163	5,871	-29.1%	16,683	26,299	-36.6%
Non-recurring expenses:	7,485	8,413	-11.0%	18,830	25,151	-25.1%
- Integration of new companies [2]	6,981	6,444	8.3%	17,769	17,722	0.3%
- M&A advisory and due diligence [3]	268	1,220	-78.0%	560	2,803	-80.0%
- Expansion projects [4]	236	198	19.2%	489	2,568	-81.0%
- Restructuring expenses [5]	-	551	n.a.	12	2,058	-99.4%
Adjusted EBITDA	398,917	347,949	14.6%	1,291,732	1,089,628	18.5%
Adjusted EBITDA Margin	43.0%	41.4%	160 bps	46.4%	44.4%	200 bps
(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.

Net Income

Net Income for the third quarter of 2025, totaled R$159.4 million, reflecting an 28.4% increase YoY. Adjusted Net Income reached R$192.7 million, an increase of 16.5% over the same period in the prior year. For the nine-month period, Afya achieved a Net Income of R$593.0 million, 19.9% higher than the same period of 2024, and an Adjusted Net Income of R$696.0 million, which was 11.1% higher than the previous period. This growth reflects stronger operational performance, combined with the recognition of deferred tax assets, partially offset by the additional CSLL provision related to the OECD’s Pillar Two global minimum tax effects.

Basic EPS for the nine-month period ended September 30, 2025, reached R$6.40. An increase of 19.7% YoY, reflecting the higher Net Income.

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Table 8: Adjusted Net Income
(in thousands of R$)	For the three months period ended September 30,			For the nine months period ended September 30,
	2025	2024	% Chg	2025	2024	% Chg
Net income	159,420	124,142	28.4%	592,999	494,641	19.9%
Amortization of Intangible Assets [1]	21,626	26,946	-19.7%	67,490	80,592	-16.3%
Share-based compensation	4,163	5,871	-29.1%	16,683	26,299	-36.6%
Non-recurring expenses:	7,485	8,413	-11.0%	18,830	25,151	-25.1%
- Integration of new companies [2]	6,981	6,444	8.3%	17,769	17,722	0.3%
- M&A advisory and due diligence [3]	268	1,220	-78.0%	560	2,803	-80.0%
- Expansion projects [4]	236	198	19.2%	489	2,568	-81.0%
- Restructuring expenses [5]	-	551	n.a.	12	2,058	-99.4%
Adjusted Net Income	192,694	165,372	16.5%	696,002	626,683	11.1%
Basic earnings per share - in R$ [6]	1.71	1.33	28.5%	6.40	5.35	19.7%
Adjusted earnings per share - in R$ [7]	2.08	1.79	16.2%	7.54	6.81	10.7%
(1) Consists of amortization of intangible assets identified in business combinations.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Basic earnings per share: Net Income/Weighted average number of outstanding shares.
(7) Adjusted earnings per share: Adjusted Net Income attributable to equity holders of the Parent/Weighted average number of outstanding shares.

Cash and Debt Position

As of September 30, 2025, Cash and Cash Equivalents totaled R$996.8 million, representing a 9.4% increase from December 31, 2024. Afya reduced its Net Debt, excluding the effect of IFRS 16, to R$1,342.2 million, a decrease of R$472.7 million compared to December 31, 2024. This reduction was achieved through solid Cash Flow from Operating Activities, despite the business combination with FUNIC, dividend payments, and Afya’s share repurchase program.

For the nine-month period ended September 30, 2025, Afya generated R$1,291.5 million in Cash Flow from Operating Activities, up from R$1,167.5 million in the same period of the previous year, an increase of 10.6% YoY, boosted by operational results. The Operating Cash Conversion Ratio reached 101.5%.

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Table 9: Operating Cash Conversion Ratio Reconciliation	For the nine months period ended September 30,
(in thousands of R$)	Considering the adoption of IFRS 16
	2025	2024	% Chg
(a) Net cash flows from operating activities	1,277,763	1,148,175	11.3%
(b) Income taxes paid	13,712	19,290	-28.9%
(c) = (a) + (b) Cash flow from operating activities	1,291,475	1,167,465	10.6%

(d) Adjusted EBITDA	1,291,732	1,089,628	18.5%
(e) Non-recurring expenses:	18,830	25,151	-25.1%
- Integration of new companies [1]	17,769	17,722	0.3%
- M&A advisory and due diligence [2]	560	2,803	-80.0%
- Expansion projects [3]	489	2,568	-81.0%
- Restructuring Expenses [4]	12	2,058	-99.4%
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	1,272,902	1,064,477	19.6%
(g) = (c) / (f) Operating cash conversion ratio	101.5%	109.7%	-820 bps
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(4) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of acquired companies.

The following table shows more information regarding the cost of debt for 9M25, considering loans and financing and accounts payable to selling shareholders. Afya’s capital structure remains solid, with a conservative leveraging position and a low cost of debt. Afya’s Net Debt (excluding the effect of IFRS16) divided by Adjusted EBITDA mid guidance for 2025 would be 0.8x, marking an impressive reduction from 1.3x in the same period of the prior year, and a sequential reduction from 0.97x in the previous quarter, reinforcing Afya’s accelerated deleveraging trend.

The issuance of R$1,500 million in debentures on October 15, 2025, together with the prepayment of the SoftBank convertible, the first issuance of debentures by Afya Participações S.A., and other Loans and Financing, demonstrate Afya’s disciplined approach to capital allocation and proactive liability management, resulting in an extended average debt duration of 3.2 years on a pro forma basis.

Table 10: Gross Debt and Average Cost of Debt
(in millions of R$)	For the closing of the nine months period ended in September 30,
					Cost of Debt
	Gross Debt		Duration (Years)		Per year		%CDI²
	2025	2024	2025	2024	2025	2024	2025	2024
Loans and financing: Softbank	863	828	0.6	1.6	9.1%	6.5%	66%	51%
Loans and financing: Debentures	516	511	1.8	2.8	16.1%	12.1%	113%	112%
Loans and financing: Others	6	309	1.0	1.0	8.6%	12.8%	63%	119%
Loans and financing: IFC	529	497	3.1	4.1	15.3%	11.8%	108%	110%
Accounts payable to selling shareholders	425	586	3.7	3.3	14.4%	10.7%	102%	100%
Total¹| Average	2,339	2,731	1.9	2.6	13.0%	9.4%	93%	88%
(1) Total ammount refers only to the "Gross Debt" columns.
(2) Based on the annualized Interbank Certificates of Deposit ("CDI") rate for the period as a reference: 9M25: ~14.90% p.y. and for 9M24: ~10.65% p.y.

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Table 11: Cash and Debt Position
(in thousands of R$)
	3Q25	FY2024	% Chg	3Q24	% Chg
(+) Cash and Cash Equivalents	996,826	911,015	9.4%	836,876	19.1%
Cash and Bank Deposits	8,609	6,078	41.6%	5,594	53.9%
Cash Equivalents	988,217	904,937	9.2%	831,282	18.9%
(-) Loans and Financing	1,913,667	2,195,161	-12.8%	2,145,270	-10.8%
Current	916,828	363,554	152.2%	30,051	2950.9%
Non-Current	996,839	1,831,607	-45.6%	2,115,219	-52.9%
(-) Accounts Payable to Selling Shareholders	425,331	530,772	-19.9%	586,042	-27.4%
Current	106,810	185,318	-42.4%	247,192	-56.8%
Non-Current	318,521	345,454	-7.8%	338,850	-6.0%
(-) Other Short and Long Term Obligations	-	-	n.a.	-	n.a.
(=) Net Debt (Cash) excluding IFRS 16	1,342,172	1,814,918	-26.0%	1,894,436	-29.2%
(-) Lease Liabilities	1,060,905	978,336	8.4%	974,780	8.8%
Current	52,561	45,580	15.3%	45,133	16.5%
Non-Current	1,008,344	932,756	8.1%	929,647	8.5%
Net Debt (Cash) with IFRS 16	2,403,077	2,793,254	-14.0%	2,869,216	-16.2%

CAPEX

Capital expenditure consists of the purchase of property and equipment and intangible assets, including expenditure mainly related to the expansion and maintenance of Afya’s campuses and headquarters, leasehold improvements, and the development of new solutions in the Medical Practice Solutions and content in the Continuing Education.

For the nine-month period ended September 30, 2025, CAPEX totaled R$ 303.2 million. Excluding the license payment related to the FUNIC acquisition, CAPEX was R$ 203.5 million, representing 7.3% of Afya’s revenue for the period.

Table 12: CAPEX
(in thousands of R$)	For the nine months period ended September 30,
	2025	2024	% Chg
CAPEX	303,154	316,766	-4.3%
Property and equipment	123,641	93,367	32.4%
Intangible assets	179,513	223,399	-19.6%
- Licenses[1]	99,629	157,227	-36.6%
- Others	79,884	66,172	20.7%
(1) One-off effects include: (i) R$ 99.6 million in May 2025, related to the acquisition of FUNIC, which added 60 medical seats; (ii) R$ 49.6 million in January 2024, related to the earn-out of FIP Guanambi, following the expansion of 40 medical seat, and (iii) R$107.6 million in July 2024, related to the earn-out of UNIMA, due to the expansion of 80 seats.

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ESG Metrics

ESG commitment is a crucial part of Afya’s strategy and is deeply ingrained in the Company’s core values. Afya has been advancing year after year on its core pillars and, since 2021, ESG metrics have been disclosed in the Company’s quarterly financial results in three key metrics, Governance and Employee Management, Environmental and Social.

The 2024 Sustainability Report can be found at: https://ir.afya.com.br/annual-report/

Table 13: ESG Metrics 1, 2 & 3			3Q25	3Q24	2024	2023
#	GRI	Governance and Employee Management
1	405-1	Number of employees	9,801	10,155	9,717	9,680
2	405-1	Percentage of female employees	60%	59%	59%	58%
3	405-1	Percentage of female employees in the board of directors	30%	30%	30%	36%
4	102-24	Percentage of independent member in the board of directors	40%	40%	40%	36%
		Environmental
5		Total renewable energy generated by own photovoltaic plants (MWh)	1,357.671	1,471.476	6,329.796	4,510.637
6	302-1	Total energy consumed (MWh)	6,259.079	5,644.403	24,260.662	24,036.608
7	302-1	% of renewable energy consumed from own generation	18.5%	22.5%	23.2%	16.0%
8	302-1	% of energy consumed from the power grid	31.2%	37.6%	34.8%	60.3%
9	302-1	% of energy consumed from the free market	50.3%	39.9%	42.0%	23.7%
		Social
10	413-1	Number of free clinical consultations offered by Afya	257,630	221,230	846,264	586,611
11		Number of physicians graduated in Afya's campuses	24,610	21,266	22,867	20,197
12	201-4	Number of students with financing and scholarship programs (FIES and PROUNI)	15,836	11,636	12,342	10,584
13		% students with scholarships over total undergraduate students	18.0%	14.9%	16.0%	16.0%
14	413-1	Hospital, clinics and city halls partnerships	638	567	614	649
(1) Some factors can influence in the adequate proportionality analysis of data over the years, such as: climate changes, COVID-19 pandemic effects, seasonalities, number of employees, number of students, number of active units, among others.
(2) Starting in 2Q22, previously disclosed social data were updated to consider: (a) the number of graduated physicians considering all units after its closing, and (b) partnerships related only to medical schools.
(3) The number of students with financing and scholarship programs (FIES and PROUNI) in 2023 excludes students from the Unima and FCM Jaboatão acquisition. As of 2Q25, it also includes students from the UNIDOM acquisition.

5.               Conference Call and Webcast Information

When:	November 12, 2025 at 5:00 p.m. EST.
Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer Ms. Renata Costa Couto, IR Director

Webcast: https://afya.zoom.us/j/99527431135

OR

Dial-in:

Brazil: +55 11 4632 2236 or +55 11 4632 2237 or +55 11 4680 6788 or +55 11 4700 9668 or +55 21 3958 7888.

United States: +1 346 248 7799 or +1 360 209 5623 or+1 386 347 5053 or +1 507 473 4847 or +1 564 217 2000 or +1 646 931 3860 or +1 669 444 9171 or +1 669 900 6833 or +1 689 278 1000 or +1 719 359 4580 or +1 929 205 6099 or +1 253 205 0468 or +1 253 215 8782 or +1 301 715 8592 or +1 305 224 1968 or +1 309 205 3325 or +1 312 626 6799.

Webinar ID: 995 2743 1135

Other Numbers: https://afya.zoom.us/u/advMyerzrb

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6.               About Afya Limited (Nasdaq: AFYA; B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career. For more information, please visit www.afya.com.br.

7.               Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward-looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our capacity to increase tuition prices; our ability to anticipate and meet the evolving needs of students and teachers; our capacity to source and successfully integrate acquisitions; as well as general market, political, economic, and business conditions. Additionally, these statements include financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. These statements are not guarantees of future performance and undue reliance should not be placed on them.

The Company assumes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances occurring after its publication, nor to incorporate new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any of these risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from those expressed or implied by the forward-looking statements we make.

Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date they are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent annual report on Form 20-F. These documents are available in the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

8.               Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with IFRS accounting standards as issued by the International Accounting Standards Board—IASB, Afya presents Adjusted EBITDA, Operating Cash Conversion Ratio, Adjusted Net Income and Adjusted EPS, which are non-GAAP financial measures, for the convenience of investors. A non-GAAP financial measure is generally defined as one that intends to measure financial performance but excludes or includes amounts that would not be equally adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA as net income plus/minus net financial result, plus income taxes expense, plus depreciation and amortization, plus interest received on late payments of monthly tuition fees, plus share-based compensation, plus/minus income share associate, plus/minus non-recurring expenses/income. Operating Cash Conversion Ratio is calculated as the Cash flow from Operating Activities plus income taxes paid, minus/plus non-recurring expenses/income divided by Adjusted EBITDA. The calculation of Adjusted Net Income is the Net Income plus amortization of customer relationships and trademark, plus share-based compensation, plus/minus non-recurring expenses/income. The calculation of Adjusted EPS is the Adjusted Net Income minus the non-controlling interests divided by the Weighted average number of outstanding shares.

The non-GAAP supplemental financial measures are provided with the intend to help investors in assessing the overall performance of Afya’s business regarding its core operations, cash generation and profitability. The non-GAAP financial measures described in this release are not substitutes for the IFRS measures. In addition, the calculations of Adjusted EBITDA, Operating Cash Conversion Ratio, Adjusted Net Income and Adjusted EPS are not standardized financial measures and may differ from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

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9.               Investor Relations Contact

E-mail: ir@afya.com.br

10.           Financial Tables

Unaudited interim condensed consolidated statements of financial position

As of September 30, 2025 and December 31, 2024

(In thousands of Brazilian reais)

	September 30, 2025	December 31, 2024
Assets	(unaudited)
Current assets
Cash and cash equivalents	996,826	911,015
Trade receivables	671,177	595,898
Recoverable taxes	24,700	21,740
Income taxes recoverable	21,046	3,986
Other assets	48,525	57,145
Total current assets	1,762,274	1,589,784

Non-current assets
Trade receivables	33,597	35,948
Deferred tax assets	40,826	-
Other assets	123,893	115,875
Investment in associate	56,307	54,442
Property and equipment	695,231	658,482
Right-of-use assets	900,305	842,219
Intangible assets	5,574,726	5,532,789
Total non-current assets	7,424,885	7,239,755
Total assets	9,187,159	8,829,539

Liabilities
Current liabilities

Trade payables	142,318	128,080
Loans and financing	916,828	363,554
Lease liabilities	52,561	45,580
Accounts payable to selling shareholders	106,810	185,318
Advances from customers	147,037	161,048
Dividends payable	825	-
Labor and social obligations	286,575	208,076
Taxes payable	35,827	33,456
Income taxes payable	104,374	4,247
Other liabilities	7,116	10,836
Total current liabilities	1,800,271	1,140,195

Non-current liabilities
Loans and financing	996,839	1,831,607
Lease liabilities	1,008,344	932,756
Accounts payable to selling shareholders	318,521	345,454
Taxes payable	107,061	112,681
Provision for legal proceedings	124,844	113,521
Other liabilities	44,687	42,742
Total non-current liabilities	2,600,296	3,378,761
Total liabilities	4,400,567	4,518,956

Equity
Share capital	17	17
Additional paid-in capital	2,320,422	2,344,521
Treasury shares	(240,136)	(273,955)
Share-based compensation reserve	204,180	187,497
Retained earnings	2,461,590	2,011,875
Equity attributable to equity holders of the parent	4,746,073	4,269,955
Non-controlling interests	40,519	40,628
Total equity	4,786,592	4,310,583
Total liabilities and equity	9,187,159	8,829,539

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Unaudited interim condensed consolidated statements of income and comprehensive income

For the three and nine-month periods ended September 30, 2025 and 2024

(In thousands of Brazilian reais, except for earnings per share information)

	Three-month period ended		Nine-month period ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	928,505	841,185	2,784,265	2,455,314
Cost of services	(339,916)	(324,083)	(965,262)	(908,429)
Gross profit	588,589	517,102	1,819,003	1,546,885

Selling, general and administrative expenses	(286,162)	(268,456)	(827,480)	(743,364)
Allowance for expected credit losses	(18,082)	(11,571)	(51,135)	(41,589)
Other income	3,263	9,460	9,497	10,491
Other expenses	(10,175)	(12,643)	(14,697)	(18,359)

Operating income	277,433	233,892	935,188	754,064

Finance income	59,185	30,396	143,663	79,659
Finance expenses	(158,768)	(130,240)	(433,049)	(322,420)
Net finance result	(99,583)	(99,844)	(289,386)	(242,761)

Share of income of associate	2,791	2,526	10,667	9,726

Income before income taxes	180,641	136,574	656,469	521,029

Income taxes expenses

Current	(36,734)	(9,198)	(104,296)	(23,154)
Deferred	15,513	(3,234)	40,826	(3,234)

Net income	159,420	124,142	592,999	494,641

Other comprehensive income	-	-	-	-

Total comprehensive income	159,420	124,142	592,999	494,641

Income attributable to:
Equity holders of the parent	155,167	119,979	579,499	481,583
Non-controlling interests	4,253	4,163	13,500	13,058
	159,420	124,142	592,999	494,641

Basic earnings per common share	1.71	1.33	6.40	5.35
Diluted earnings per common share	1.70	1.31	6.34	5.28

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Unaudited interim condensed consolidated statements of cash flows

For the nine-month periods ended September 30, 2025 and 2024

(In thousands of Brazilian reais)

	September 30, 2025	September 30, 2024
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	656,469	521,029
Adjustments to reconcile income before income taxes
Depreciation and amortization expenses	281,110	249,135
Write-off of property and equipment	3,149	2,108
Write-off of intangible assets	7	243
Allowance for expected credit losses	51,135	41,589
Share-based compensation expense	16,683	26,299
Net foreign exchange differences	2,430	7,462
Accrued interest	248,290	166,343
Accrued interest on lease liabilities	91,414	82,803
Share of income of associate	(10,667)	(9,726)
Provision for legal proceedings	18,980	6,840

Changes in assets and liabilities
Trade receivables	(124,063)	(35,619)
Recoverable taxes	(20,020)	2,409
Other assets	(1,846)	21,254
Trade payables	14,238	19,966
Taxes payable	1,409	(6,625)
Advances from customers	(14,011)	40
Labor and social obligations	78,499	69,719
Provision for legal proceedings	(5,209)	(2,221)
Other liabilities	3,478	4,417
	1,291,475	1,167,465
Income taxes paid	(13,712)	(19,290)
Net cash flows from operating activities	1,277,763	1,148,175

Investing activities
Acquisition of property and equipment	(123,641)	(93,367)
Acquisition of intangibles assets	(139,513)	(223,399)
Dividends received	8,802	6,195
Acquisition of subsidiaries, net of cash acquired	(144,076)	(579,074)
Payments of interest from acquisition of subsidiaries and intangibles	(49,608)	(55,898)
Net cash flows used in investing activities	(448,036)	(945,543)

Financing activities
Payments of principal of loans and financing	(301,692)	(126,666)
Payments of interest of loans and financing	(185,230)	(156,897)
Proceeds from loans and financing	-	492,351
Payments of principal of lease liabilities	(36,869)	(30,218)
Payments of interest of lease liabilities	(89,732)	(82,567)
Proceeds from exercise of stock options	25,733	6,041
Treasury shares repurchase	(11,128)	-
Dividends paid	(142,568)	(13,368)
Net cash flows (used) generated in financing activities	(741,486)	88,676
Net foreign exchange differences	(2,430)	(7,462)
Net increase in cash and cash equivalents	85,811	283,846
Cash and cash equivalents at the beginning of the period	911,015	553,030
Cash and cash equivalents at the end of the period	996,826	836,876

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